UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/ RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)

iBasis, Inc.

(Name of Subject Company)

iBasis, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

450732201

(CUSIP Number of Class of Securities)

Ofer Gneezy
President & Chief Executive Officer
20 Second Avenue, Burlington, MA 01803
(781) 505-7500

(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael L. Fantozzi, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo P.C. One Financial Center Boston, MA 02111 617-348-1640	Mark S. Flynn Chief Legal Officer and Corporate Secretary iBasis, Inc. 20 Second Avenue Burlington, MA 01803 781-505-7955	Dennis J. Friedman, Esq. Eduardo Gallardo, Esq. Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, NY 10166 212-351-4000

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and supplemented from time to time, the “Schedule 14D-9”) amends and supplements the Schedule 14D-9, originally filed by iBasis, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on July 30, 2009, relating to the tender offer by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“KPN”), pursuant to which Purchaser has offered to buy all outstanding Shares that it does not already own for $1.55 per Share net to the seller in cash, without interest and less required withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase dated July 28, 2009 (the “Offer to Purchase”) and the related letter of transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). The Offer is described in a Tender Offer Statement and Rule 13e-3 Transaction Statement filed by KPN and Purchaser under cover of Schedule TO with the SEC on July 28, 2009. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph of Item 8:

“(h) Federal Litigation Filed by the Company Against KPN.

On August 18, 2009, the Company filed a complaint in the United States District Court for the Southern District of New York against KPN, Purchaser, Merger Sub, Eelco Blok, Joost Farwerck, Michel Hoekstra, W.T.J. Hageman, and Ad Scheepbouwer (collectively, the “Federal Defendants”).  The complaint asserts two counts for violations of Section 14(e) of the Exchange Act based on the false and misleading statements and omissions contained in KPN’s Schedule TO, dated July 28, 2009 and amendments thereto.  In addition, the complaint asserts a count for violation of Section 13(d) of the Exchange Act against KPN, Purchaser, Merger Sub, and the individual defendants W.T.J Hageman and Ad Scheepbouwer for filing false and misleading statements in KPN’s Schedule 13D and amendments thereto.  The complaint further asserts a count for violation of Section 20(a) of the Exchange Act against each of the Federal Defendants (other than Merger Sub) on the ground that they used their power and influence as “control persons” to direct or cause the direction of the acts giving rise to violations of Rule 13(d) and Section 14(e) of the Exchange Act. The complaint seeks: (1) to enjoin the Federal Defendants and other persons or entities acting in concert with them from acquiring additional Shares until the Federal Defendants file accurate and compliant Schedule 13D and Schedule TO disclosures, (2) to enjoin the Federal Defendants from making any further misstatements or omissions or engaging in further fraudulent schemes in connection with their filings on Schedule 13D and Schedule TO (including amendments thereto) or in communications with the Company’s stockholders and the investing public regarding the Offer, (3) to enjoin KPN and Purchaser and other persons or entities acting in concert with them from exercising any rights as Company stockholders, including their voting rights, until 30 days after the Federal Defendants correct their material misstatements and omissions in the Schedule 13D, Schedule TO and all amendments thereto, (4)  a declaration that the Federal Defendants failed to file complete and accurate disclosures in their Schedule 13D, in violation of Schedule 13(d) of the Exchange Act and Rule 13-d, (5) a declaration that the Federal Defendants failed to file complete and accurate disclosures in their Schedule TO (and amendments thereto) in violation of Section 14(e) of the Exchange Act, (6) a declaration that the Federal Defendants misstated material facts and engaged in fraudulent, deceptive, or manipulative acts or practices in connection with the Offer, in violation of Section 14(e) of the Exchange Act, (7) a declaration that each of the Federal Defendants (other than Merger Sub) is a “control person” under Section 20(a) of the Exchange Act, (8) an order directing that the Federal Defendants correct their misstatements and file with the SEC truthful and accurate Schedule 13D and Schedule TO disclosures, (9) an award of costs, fees and expenses in this action, including reasonable attorneys’ and experts’ fees, and (10) such other and further relief as the Court may deem just and proper.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(17)	Press release issued by the Company on August 18, 2009.
(a)(18)

Complaint (No. 09 CV 7288) filed by iBasis, Inc. against Koninklijke KPN N.V., KPN B.V., Celtic ICS Inc., Eelco Blok, Joost Farwerck, Michel Hoekstra, W.T.J. Hageman, and Ad Scheepbouwer, in the United States District Court for the Southern District of New York.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

iBASIS, INC.

By:	/s/ Ofer Gneezy
	Name:	Ofer Gneezy
	Title:	President and Chief Executive Officer

Dated:  August 18, 2009